SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated April 7, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

Business solutions through information technology	ISO 9001 Certified
Group CGI Inc. 1130 Sherbrooke St. W 7th Floor Montreal, QC H3A 2M8 Tel. (514) 841-3200 Fax. (514) 841-3299 www.cgi.com

PRESS RELEASE	FOR IMMEDIATE RELEASE

Stock Market Symbols

GIB.SV.A (TSX)

GIB (NYSE)

CGI TO RELEASE FISCAL 2006 SECOND QUARTER RESULTS ON APRIL 26, 2006

Montreal, Quebec, April 7, 2006 - CGI Group Inc. today confirmed that it will hold its second quarter earnings conference call on Wednesday, April 26, 2006 at 10:00 am (EST). During the call, Michael Roach, President & CEO and André Imbeau, Founder, EVP & CFO, will discuss CGI's results for the second quarter ended March 31, 2006. The financial results will be released before markets open on the same day, April 26.

Participants may access the call by dialing (866) 542-4236 or through the Internet at www.cgi.com. Reference slides will also be available on the Company website.

For those unable to participate on the live call, the webcast and copy of the slides will be archived at www.cgi.com.

About CGI

Founded in 1976, CGI Group Inc. (“CGI”) is the 8th largest independent information technology and business process services firm in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America (“US”), Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI's annualized revenue run rate is currently CDN$3.6 billion (US$3.1 billion) and at December 31, 2005, CGI's order backlog was CDN$12.9 billion (US$11.1 billion), or $14.0 billion (US$12 billion) including the BCE contract extensions signed in January 2006. CGI's shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

For more information:

CGI, Investor Relations Lorne Gorber Vice-President, Investor Relations (514) 841-3355

CGI, Media Relations Eileen Murphy Director, Media Relations (514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: April 7, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary